March 2, 2021

BY EDGAR

Michael C. Foland
Attorney-Advisor, Office of Technology
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:        Aries I Acquisition Corporation

Draft Registration Statement on Form S-1

Filed February 5, 2021

CIK 0001841867

Ladies and Gentlemen:

Aries I Acquisition Corporation (the “Company”) has today publicly filed a Registration Statement on Form S-1 ( “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). On behalf of the Company, we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in its letter dated March 1, 2021. For ease of reference, the text of each Staff comment is included in bold-face type below, followed in each case by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s responses are to the Registration Statement.

Overview, page 2

1.	Balance your discussion of your “differentiated approach” with disclosure that your acquisition focus does not preclude you from acquiring a business in any industry.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 2 and 86 of the Registration Statement to clarify that the Company will not be limited to any particular industry, sector or geographic region in its identification and acquisition of a business combination target.

March 2, 2021 Page 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations Over, page 81

2.	Please clarify your disclosures on page 82 that indicate you had deferred offering costs of $82,500 as of January 26, 2021. In this respect, we note deferred offering costs of $154,741 on your balance sheet as of January 26, 2021.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 82 of the Registration Statement to indicate our deferred offering costs of $154,741.

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If you have any questions, please feel free to contact me at (212) 294-2639. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ David A. Sakowitz

David A. Sakowitz

cc:	Nathan Smith, Chief Financial Officer, Aries I Acquisition Corporation